SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Eletrobras

4Q24

Earnings Presentation



DISCLAIMER

This presentation may contain **estimates and projections** that **are not statements of past fact** but reflect the **beliefs and expectations of our management** and may constitute estimates and projections about **future events within** the meaning of Section 27A of the *Securities Act of* 1933, as amended, and Section 21E of the *Securities and Exchange Act of* 1934, as amended.

The words "believes", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify **estimates that necessarily involve risks and uncertainties, whether known or not**.

Known **risks and uncertainties** include, but are not limited to: general **economic, regulatory, political and business conditions** in Brazil and abroad, **changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of** consumer **use of electricity, competitive conditions**, our level of **indebtedness**, the possibility of receiving **payments related to our receivables, changes in rainfall and water levels** in the reservoirs used to operate our hydroelectric plants, our **financing and capital investment plans,** existing and future **government regulations,** and other risks described in our annual report and other documents filed with CVM and SEC.

Estimates and projections refer only to the date on which they were expressed, and we assume **no obligation to update any of these estimates or projections** due to the occurrence of new information or future events. Future results of operations and initiatives of the Companies may differ from current expectations and **investors should not rely solely on the information contained herein.**

This material contains **calculations that may not reflect accurate results due to rounding.**

Agenda



1

2024 Main Highlights



2

Operating Performance



3

Financial Performance



1 2024 MAIN HIGHLIGHTS

2024 HIGHLIGHTS


Customer focus
1
2
Transformation
3
Financial management
4
Capital allocation
o Investments
o Liability management
5
ESG Agenda
6
New energy market landscape

ADVANCED CONCILIATION DISCUSSIONS WITH THE GOVERNMENT

CLIENT FOCUS

Structuring and centralization of the energy trading area

- ✓ Expanding capillarity through partner channels and representatives
- ✓ Developing robust processes for credit and market risk management
- ✓ Establishing trading guidelines and commercialization pace

Complete portfolio of energy solutions

Focus on energy trading in the free market

WE ARE BUILDING A CUSTOMER-CENTRIC COMPANY

TRANSFORMATION



Personnel, Material, Services and Others (PMSO), R$ million
IFRS; recurring expenses
- 18%
8,322
7,354
6,784¹
2022
2023
2024



Number of Employees,
end of period
- 27%
10,508
9,670
8,328
7,710
Jun-22
Dec-22
Dec-23
Dec-24
Dec-25

Main highlights:

- ✓ Consistent PMSO reduction in a structured and sustainable manner
- ✓ Workforce renewal with the hiring of +2,100 new employees post-privatization
- ✓ Collective Bargaining Agreement approved across all bases, covering 100% of employees
- ✓ Employee compensation linked to company performance and aligned with market standards

(1) Cost of GSF hedge related to the contractual extension of the Tucuruí HPP, effective for 50 days in 3Q24, allocated to Other costs within PMSO.

TRANSFORMATION OF LIABILITIES MANAGEMENT

— Progress in reduction of compulsory loan inventory
(R$ billion)



Reduction of
-R$ 12.5 billion
26.1
25.8
24.3
24.2
22.1
19.1
17.2
16.0
15.3
14.4
13.6
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24

— Other eliminations since 2Q22[1]
(court settlements)

R$ 8.2 billion

off-balance of possible and remote

R$ 779 million possible + **R$ 7.4 billion** remote

R$ 2.3 billion

In amounts released from judicial deposits and other guarantees such as shares in affiliates

50% REDUCTION IN THE COMPULSORY LOAN BALANCE POST-PRIVATIZATION

(1) Agreements and deals started in 3Q22.

TRANSFORMATION OF SHAREHOLDING MANAGEMENT

Active management of R$ 32 bn[1] in post-privatization shareholdings

- ✓ Centralization of shareholding management (SPEs)
- ✓ Risk management and return on investment
- ✓ Optimization of equity portfolio
- ✓ Technical criteria for selecting governance body members

Portfolio Management Highlights

(*Firm Value* - R$), since jun/22

Divestments of R$14.8 billion, highlights:

- ✓ Copel Agreement – Dec/24
- ✓ Sale of stake in ISA Brasil Energia – Jul/24
- ✓ Agreement for the sale of thermal plants – Jun/24

Acquisitions of R$5.7 billion, highlights:

- ✓ Eletronet – Dec/24
- ✓ Retiro Baixo HPP – Nov/23
- ✓ Baguari – Oct/23
- ✓ Teles Pires – Sep/23

FOCUS ON VALUE CREATION, DIVIDEND DISTRIBUTION AND RETURN ON INVESTMENT

[1] As of December, 2024

FINANCIAL MANAGEMENT

~R$ 32 billion raised in 2024

- Debt maturity schedule

R$ billion



Gross debt of R$ 75.6
Average term: 58.1 months
Average cost: CDI + 0.1%
36.3
12.8
7.2
7.0
6.0
6.7
7.2
28.6
Cash¹
2025
2026
2027
2028
2029
2030
Afetr 2031

Main post-privatization advances

- ✓ Diversification of funding instruments, extending debt maturity by 12 months post-privatization
- ✓ As of Dec/24: sufficient cash to cover 4 years of debt X 1 year of debt in Jun/22
- ✓ S&P credit rating upgrade from BB- to BB in Aug/24

[1] Includes R$813 million of restricted cash for loans and financing.

RESUMPTION OF INVESTMENT CAPACITY

Total Investment
(R$ million)



new investment level
5,760
5,426
9,018
7,709
2,897
1,110
539
1,214
2,829
382
721
1,494
3,229
1,183
1,545
3,062
1,810
1,210
1,385
3,304
LTM Jun/22
2022
2023
2024
Others
Generation: maintenance
Generation: implementation and expansion
Transmission: reinforcements and improvements

Resumption of key investments in Generation and Transmission



Coxilha Negra
- ✓ Planned Capex: R$2.4 billion
- ✓ Capacity: 302 MW
- ✓ Commercial operation started in Jul/24



Transnorte Energia - TNE
- ✓ Expected Capex: R$ 3.3 billion
- ✓ 724 km connecting Manaus to Boa Vista



HVDC ITAIPU
- ✓ Expected Capex: R$ 1.9 billion
- ✓ 800 km of lines
- ✓ Revitalization of the bipole 1 converters of Itaipu (photo)

Note: The large-scale reinforcements and improvements have been granted by ANEEL and the auctions received ANEEL's approval.

TRANSMISSION AUCTIONS

Total capex and lots offered in transmission auctions
(R$ billion)



Number of lots offered
28
48
46
36
12
10
10
19
12
18
24.2
24.8
21.9
19.2
4.2
7.3
4.2
18.8
0.1
37,5
0.8
21,6
5.6
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Eletrobras Bids
Without Eletrobras participation

Auctions

- ✓ Post-privatization, Eletrobras has become competitive in auctions
- ✓ Securing 1 lot in 2022 and 2023, and 4 in 2024

R$ 6.4 billion
CAPEX ANEEL auctions

+R$ 680 million
of associated RAP ANEEL

Transmission

- ✓ 234 large-scale reinforcement and improvement projects

R$ 6.8 billion
CAPEX ANEEL 2025-2029

+R$ 1.1 billion
of associated RAP ANEEL

INVESTING IN INNOVATION FOR ENHANCED ASSET MANAGEMENT

- ✓ **Focus on resilience and operational efficiency**
  - ✓ Revitalization and modernization of generation assets
  - ✓ Modernization and maintenance of transmission networks
- ✓ Criticality matrix for asset risk and performance assessment, enabling investment prioritization

New meteorological intelligence center - ATMOS



- ✓ **Intensive use of artificial intelligence** in meteorological models for predicting extreme events
- ✓ **100% of assets monitored**

New asset monitoring center



- ✓ **AI and data** for asset management
- ✓ **+87,000 assets monitored**
- ✓ **Scaled use of sensors (IoT) and digital applications** (*digital twin* + BIM, virtual reality)

ELETROBRAS INVESTS IN TECHNOLOGIES TO INCREASE OPERATIONAL SAFETY AND EFFICIENCY

ESG AGENDA FOCUSED ON DECARBONIZATION

NET ZERO 2030

SCIENCE BASED TARGETS

- ✓ Our greenhouse gas emission reduction targets have been validated and comply with the standards and guidelines of the *Science Based Targets initiatives* (SBTi)

HUMAN RIGHTS POLICY

- ✓ The Board of Directors approved the Company's 1st Human Rights Policy

FOCUS ON DECARBONIZATION - H_2V



- ✓ H_2V pilot plant certified by CCEE, located in Itumbiara (GO)
- ✓ R&D > R$ 125 million
- ✓ Production of 5.7 tons of H_2V

CLEAN ENERGY STORAGE



- ✓ Battery hybrid plant (BESS) in Casa Nova (BA)
- ✓ BESS Applications in *Behind the Meters*, Transmission and Capacity Auctions
- ✓ R&D > R$ 90 million

NEW ENERGY MARKET OUTLOOK


Inflation-Adjusted Historical PLD, R$/MWh
Jan 10 – Dec 21
Average 390
Median 300
Standard Deviation 341
1.600
1.400
1.200
1.000
800
600
400
200
0
jan/10
jan/11
jan/12
jan/13
jan/14
jan/15
jan/16
jan/17
jan/18
jan/19
jan/20
jan/21
jan/22
jan/23
jan/24
jan/25
?
330 Average
330 Standard Deviation
234 Median

Evolution of intermittent renewable sources in the Brazilian energy matrix and system demand

In GW	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Intermittent Renewables (%)	0.9	1.2	1.6	1.8	3.9	5.8	7.2	9.0	10.7	11.9	14.6	19.2	24.6	30.2	**36.2**
EAR[1] Max/ Gross Demand (x)	5.2	5.1	4.9	4.9	4.7	4.7	4.7	4.6	4.6	4.5	4.5	4.2	4.1	3.9	**3.7**

[1] Energy stored in reservoirs
Source: Prepared by the Company with National System Operator data

HYDROLOGICAL SCENARIO



Affluent Natural Energy - SIN (% Historical Average)
EAR: 61.1% 65.6%
EAR: 65.0% 71.1%
66
59
98
90
180
160
140
120
100
80
60
40
20
0
nov/23
dez/23
jan/24
fev/24
mar/24
abr/24
mai/24
jun/24
jul/24
ago/24
set/24
out/24
nov/24
dez/24
jan/25
fev/25
Min and Max (2020-2024)
Real
ONS Rev1 MAR

Average price (R$/MW)

A+1 -2025	A+2 - 2026
170	155

Average price (R$/MW)

A+1 -2026	A+2 - 2027
200	170

- ✓ Improved hydrological situation in 2025
- ✓ Average prices for 2026 up by R$ 45/MW[1]
- ✓ Repricing due to risks that materialized in 2024

Source: BBCE / table 1: prices on 29/022024 and table 2: prices on 28/02/2025

[1] Comparison of A+2 price at the beginning of 2024 and A+1 price at the beginning of 2025

Classificação: Pública

CAPITAL ALLOCATION

Current context:

Greater volatility in the energy market

Investing in the integrity and security of our assets

- ✓ Generation - modernization and maintenance
- ✓ Transmission - reinforcements and improvements

Portfolio management

Maintaining a solid financial position

Shareholder remuneration

Balance

Investing in growth

- ✓ *Greenfield*
- ✓ *M&A*

LARGEST DIVIDEND DISTRIBUTION IN THE COMPANY'S HISTORY

Eletrobras

Proposed profit allocation - R$ million

IFRS Net income	**10,378**
Dividend (41% of Net Income after deducting Legal Reserve)	**4,000**
To be distributed	**1,798**

Growth in shareholder returns[1]

- ✓ 3rd highest profit in Eletrobras' history
- ✓ Total shareholder remuneration of R$ 4,115 million in 2024[2]
- ✓ Payout equivalent to 41% of 2024's Net Income
- ✓ Proposed dividend equivalent to 60% of Parent Company's Regulatory Net Income

[1] 2024 was a year of significant results and progress for Eletrobras, which, combined with the improvement in the energy market in the short term, enabled the payment of more substantial dividends this year.
[2] Includes R$ 115 million of share buybacks.



2 OPERATING PERFORMANCE

ENERGY BALANCE

Energy Balance (aMW) 4Q24	2024	2025		2026		2027	
Resources with no impact on the balance sheet	**1,192**	**0**		**0**		**0**	
Resources (A)	**14,523**	**15,750**		**16,540**		**17,624**	
Own resources	**12,894**	**14,159**		**15,406**		**16,572**	
Hydro	12,704	13,911		15,158		16,324	
Wind	189	248		248		248	
Energy Purchase	1,629	1,591		1,134		1,052	
Limit =>		**Lower**	**Higher**	**Lower**	**Higher**	**Lower**	**Higher**
Sales (B)	**12,882**	**10,438**	**12,938**	**8,519**	**10,519**	**6,570**	**8,070**
ACR - Except quotas	3,635	3,438		3,519		3,070	
ACL - Bilateral Contracts + STM implemented (range)	9,247	7,000	9,500	5,000	7,000	3,500	5,000
Average prices Contracts signed							
Limit =>		**Lower**	**Higher**	**Lower**	**Higher**	**Lower**	**Higher**
Average Price of Sales Contracts (ACR and ACL - R$/MWh)	180	170	180	180	200	185	215
Balance (A - B)	**1,641**	**5,312**	**2,812**	**8,021**	**6,021**	**11,054**	**9,554**
Balance considering estimated hedge	**0**	**2,780**	**280**	**5,262**	**3,262**	**8,083**	**6,583**
Uncontracted energy considering estimated hedge	**0%**	**18%**	**2%**	**32%**	**20%**	**46%**	**37%**

Assured Capacity (aMW)	2024	2025	2026	2027
Water	17,118	17,118	17,117	16,991
Thermal	1,073	0	0	0
Wind	259	259	259	259
Total	**18,450**	**17,377**	**17,376**	**17,251**

751 clients
in 4Q24, of which 660 in the Free Contracting Environment (ACL) +65% x 4Q23

- ✓ **Focus on acquiring end customers**
- ✓ **Selling uncontracted energy with price *upsides***

Details of the Energy Balance are reported in the Earnings Release.



Eletrobras

3 FINANCIAL PERFORMANCE

SOLID FINANCIAL PERFORMANCE IN 4Q24

- Gross Revenue



R$ million
+17%
+3%
11,858
12,211
13,914
12,593
4Q23
4Q24
IFRS
Regulatory

- EBITDA



-6%
+91%
2,856
5,434
5,444
5,089
4Q23
4Q24
Regulatory
Adjusted Regulatory

- IFRS Net Income



+24%
-55%
893
1,141
1,112
517
4Q23
4Q24
IFRS
Adjusted

Main highlights vs. 4Q23

R$796 mn increase in generation revenue driven by higher sales in the free and short-term markets

Reduction in transmission RAP following tariff review

Adjusted regulatory EBITDA mainly impacted by lower gross transmission revenue and higher generation costs

The decline was partially offset by lower provisions and higher equity income

Adjusted net income impacted by financial results:

- ✓ **R$ 294 mn** expenses with CDE and river basins monetary restatement
- ✓ **R$ 297 mn** with higher debt charges

Improvement in operating results offset by lower recognition of deferred income tax

PMSO ADAPTATION

- PMSO Adjusted IFRS


+7%
1,911
2,040
184
576
99
1,051
321
731
73
915
+75%
+27%
-27%
-13%
4Q23
4Q24
Personnel
Material
Services
Other

- Highlights Recurring PMSO - 4Q24 x 4Q23

PERSONNEL

- **-R$ 106 mn:** net result of new hires and voluntary terminations
- **-R$ 21 mn:** related to expenses with Profit Sharing and Short-Term Incentives

SERVICES

- **+R$94 mn**: expenses with legal services for contingency reduction.
- **+R$ 38 mn**: resulting from services reclassified to CAPEX in 4Q23

OTHERS

- **+R$ 148 mn**: increase in taxes and charges
- **+R$24 mn:** spent on marketing, contributions and institutional projects
- **-$57 mn:** fines, convictions and legal costs

Eletrobras

OPERATING PROVISIONS

Positive figures represent **reversal of provision**

IFRS (R$ million)	4Q24	4Q23
Provision for litigation	(486)	(380)
Provision for Implementation of Compulsory Loan Measures	(23)	22
Measurement at fair value of assets held for sale	(57)	(797)
Onerous contracts	251	(862)
ECL	(205)	(370)
Others	666	(1.210)
Total	**146**	**(3.597)**

Main highlights

Measurement at fair value of assets held for sale
Δ R$ 739 million

- ✓ The variation was due to the R$ 632 million increase in 4Q23, resulting from the appraised value of Santa Cruz TPP, which was reclassified to asset held for sale

Onerous contracts Δ R$ 1,113 million

- ✓ Reversal of R$113 million at CGT Eletrosul and R$109 million at CHESF in 4Q24, compared to the constitution of R$746 million in 4Q23 is due to the onerous contract with Jirau

Other: Δ R$ 1,876 million

- ✓ Notably the reversal of R$534 million in provisions in 4Q24, recognized after the impairment test

APPENDIX

GROWTH AGENDA

Hydro



Pipeline HPP Expansion
Capacity Auction 2025

Auctions



Top winner in transmission auctions over the past two years

Green Hydrogen


HYDROGEN H_2
H_2

H_2V Pilot Project
Strategic Partnerships

M&A



Focus on untangling and recycling capital

Storage



BESS Development - Auction 2025
Starting reversible HPPs pipeline

Reinforcements and Improvements



R$ 6.8 billion already contracted
High potential for the next 5 years

Data Center



Project mapping

Telecom



Eletronet acquisition
+15k Km of fiber

New projects



Wind and solar pipeline
Floating UFVs

TNE



Connecting Roraima to the SIN
The last isolated State

Offshore wind power



Partnership with Ocean Winds

Internationalization



Alternative growth potential

SUBSYSTEM RISK

Interconnected System Breakdown




Load (aGW)
Generation (aGW)
North Subsystem
11 6
11 6
10 7
10 8
2021 2022 2023 2024
Northeast Subsystem
14 11
15 11
16 12
18 13
2021 2022 2023 2024
South Subsystem
8 12
10 12
12 13
14 14
2021 2022 2023 2024
Southeast Subsystem¹
34 39
33 40
37 42
37 44
2021 2022 2023 2024

PLD difference between Southeast vs other subsystems R$/MWh


SE-N
SE-NE
SE-S
280
230
180
130
80
30
-20
-70
2021
2022
2023
2024
2025

- The North and Northeast structurally produce more energy than their load demand, while the South and Southeast demand more energy than they generate
- Energy transfer between systems is limited

CASH FLOW 4Q24

In 4Q24, operating activities generated R$ 6.25 billion in funds, while Free Cash Flow totaled R$ 4.25 billion


R$ billion
4,7
0,4
-0,1
0,9
0,0
0,4
6,2
-2,0
4,2
-1,6
-1,2
5,7
0,0
0,0
-0,2
6,9
0,2
0,0
7,1
Ajusted Regulatory EBITDA before Equity Holdings
EBITDA Adjustment
Income Tax and Social Contribution
Working Capital
Privatization Charges
Dividends Received
Operating Cash Flow
Investments*
Free Cash Flow
Debt Service
Litigation
Net Funding
Receipt of Loans and Financial Charges
Disposal of equity holdings
Dividends
Free Net Cash
Change in Restricted Cash (short and long term)
Change in Financial Investments (long-term)
Net Cash

*Net funding: raising debt, net of issuance costs.

CASH FLOW 2024

In 2024, operating activities generated R$18.4 billion in funds, while Free Cash Flow totaled R$11.0 billion



R$ billion
21,4
0,7
-1,5
-1,8
-2,0
1,5
18,4
-7,4
11,0
-6,7
-3,8
14,0
0,1
2,4
-1,4
15,7
0,9
0,0
16,6
Ajusted Regulatory EBITDA before Equity Holdings
EBITDA Adjustment
Income Tax and Social Contribution
Working Capital
Privatization Charges
Dividends Received
Operating Cash Flow
Investments*
Free Cash Flow
Debt Service
Litigation
Net Funding**
Receipt of Loans and Financial Charges
Disposal of equity holdings
Dividends
Free Net Cash
Change in Restricted Cash (short and long term)
Change in Financial Investments (long-term)
Net Cash

*Excludes generation contributions
**Net funding: raising debt, net of issuance costs.

ASSETS OPERATIONAL PERFORMANCE



Eletrobras' Generation Availability Factor (FID) [1]
1,011
Dec-24
FID



Transmission lines availability until Dec/24
99.97%
Availability of power transformers until Dec/24
99.92%

[1] FID represents an availability target that generators must meet. It is primarily influenced by forced and scheduled outages in generating units.

Q&A

Eletrobras

Investor Relations

+55 21 2514-6331| ri@eletrobras.com

www.eletrobras.com/ri

ELET B3 LISTED N1 | EBR & EBR.B LISTED NYSE | ISE B3 | ICO2 B3 | Pacto Global Rede Brasileira | IDIVERSA B3